February 3, 2017

Tom Kluck
Legal Branch Chief
United States Securities and Exchange Commission
Office of Real Estate and Commodities
Mail Stop 3233
Washington, D.C.  20549
Re:	Secured Real Estate Income Fund II, LLC
Amendment No. 1 to
Offering Statement on Form 1-A
Filed October 13, 2016
File No. 024-10623

Dear Mr. Kluck:

We are in receipt of your comment letter dated November 10, 2016, regarding Amendment No. 1 to the Offering Statement on Form 1-A ("Amended Offering Statement") filed by Secured Real Estate Income Fund II, LLC (the "Company").  This letter sets forth the Company's responses to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the second amendment, unless the context otherwise requires.  We apologize for the delay, the Company changed auditors and the audit by the new auditor required some additional time.
Your comments and the Company's responses to them are as follows:
General

1. We note that you have included disclosure indicating that you may invest in a diversified portfolio of real estate loans and other debt instruments collateralized by first and second position security interests in residential and real estate in the U.S. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

As set forth in the section entitled "Investment Company Act Considerations" on Page 17 of the Amended Offering Statement, we state that the Company anticipates that it will conduct its operations so that neither the Company nor its subsidiaries will be required to register as an investment company under the Investment Company Act of 1940, as amended.  The Company expect that most of the assets will be held through wholly owned or majority owned subsidiaries and the Company and its subsidiaries will be able to rely upon the exclusion from the definition of "investment company" provided by Section 3(c)(5)(C) because at least 55% of its portfolio will be in "mortgage and other liens on and interests in real estate." The Company and its subsidiaries will maintain at least 70% to 90% of the assets in qualifying real estate assets or other real estate-related asset

2. Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share Redemption Program. We urge you to consider all the elements of your share Redemption Program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

The Company plans to adopt a redemption program in an effort to provide its members with liquidity with respect to their investment in the Company's Class A Units, subject to certain limitations.  There is currently no public secondary market for the Class A Units, and there will be no secondary market for the Class A Units of the Company during or after the Offering until the Company decides to list the Class A Units on an exchange or market. The Company is not at any time required to list the Class A Units on a national exchange or national market or liquidate its assets and distribute the proceeds of such liquidation to members. Therefore, in order to provide some liquidity to its members, the Company intends to adopt a Redemption Program (the "Redemption Program").

Pursuant to the terms of the Redemption Program, a member who has held Class A Units for more than fifteen (15) months may, with ninety (90) days prior notice, present all or a portion of such member's Class A Units to the Company for redemption.  Redemptions shall be made only on the last day of each quarter.

The Redemption Program would permit the Company to redeem Class A Units while it is engaged in the Offering or after the Offering has been terminated. The Company may, at its option, redeem the Class A Units presented for cash to the extent it has sufficient cash flow to do so. The Company may, but is not required to, use available cash flow not otherwise dedicated to a particular use to meet these redemption needs, including cash proceeds generated from new offerings, operating cash flow not intended for distributions, borrowings and capital transactions such as asset sales or refinancings.  At no time during any year would the number of Class A Units redeemed by the Company under the Redemption Program exceed 5.0% of the weighted average number of Class A Units outstanding during the prior calendar year (or 1.25% per quarter).  Participants may also withdraw their request for redemption at any time prior to redemption.

During the Offering, the Class A Units will be redeemed at 90% of the offering price, or $9.00 per unit. After the Offering, the per share redemption price will be based on the then-current net asset value of the Class A Units; provided that the Company's Managing Member may adjust the price based on the consideration of certain factors, such as the then-current offering price (if the Company is conducting a subsequent offering) and general market conditions. At any time the Company is engaged in an offering of Class A Units, the per share price for Class A Units purchased under the Redemption Program will be lower than the applicable per unit offering price. The Managing Member will announce any price adjustment and the time period of its effectiveness as a part of its regular communications with members, which include the quarterly distribution reports or annual reports we will provide to members. Other than the disclosures required in the Company's Offering Circular (including supplements and amendments thereto) and in periodic reports, and the redemption price disclosure in member communications after the Offering, the Company will not publicize its redemption program. The Company will not actively solicit redemptions. Its role in the program will be ministerial and merely to facilitate member redemption requests. Class A Units redeemed by the Company will be cancelled. The terms of the Redemption Program are fully disclosed in the Offering Circular.

Repurchasing shares under the Redemption Program during the Primary Offering should not manipulate the Company's stock price in connection with the offering because the repurchase price under the Redemption Program will be fixed and less than the offering price of the Company's common stock in the offering. Moreover, the extent of the Redemption Program is limited by the prohibition on redemptions during any calendar year in excess of 5% of the weighted average number of shares outstanding in the prior year. The potential for manipulation is further reduced by the program's fifteen-month holding requirement. These and all other terms of the Redemption Program will be clearly set forth in the Offering Circular included in the Company's pending registration statement.

The Company believes that its Redemption Program is consistent with the guidance published in the August 2011 concept release entitled "Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments" (Investment Company Act Rel. No. 29778) and the relief granted by the Division in Inland Western Retail Real Estate Trust, Inc. (August 25, 2003), T REIT, Inc. (June 4, 2001) and Wells Real Estate investment Trust II, Inc. (December 9, 2003). In particular, we note that (i) members of the Company must hold shares of common stock for at least fifteen months to participate in the Redemption Program; (ii) the Company will terminate its Redemption Program in the event a secondary market for its common stock develops; (iii) during the Offering, the Class A Units will be redeemed at a price that is fixed and less than the public offering price of the units in the Offering; thereafter, the redemption price will equal to the then current net asset value of the Class A Units; (iv) the number of Class A Units to be redeemed under the Redemption Program will not exceed, during any calendar year, 5% of the weighted average number of Class A Units outstanding during the prior calendar year; and (v) the terms of the Redemption Program are fully disclosed in Company's Offering Circular.

Corresponding changes have been made to the Amended Offering Statement.

If the Company determines that it cannot rely on precedent set by previous no action letters, the Issuer will submit a request for exemption under Rule 13e-4 and Regulation 14E to the Division's Office of Mergers and Acquisitions.

3. We note that you may conduct the share repurchase program during the offering period of the Class A Units under this Offering Statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202- 551-5777.

The Company understands that it is responsible for analyzing the applicability of Regulation M to its Redemption Program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The Issuer has determined that its Redemption Program is consistent therewith because the redemption plan meets the following conditions:

•	There is no trading market for the Class A Units;
•	The Company will terminate its Redemption Program during the distribution of its common stock in the event that a secondary market for the Class A Units develops;
•	The Company redeems its Class A Units under its Redemption Program at a price that does not exceed the then current public offering price of its Class A Units;
•	The terms of the Redemption Program are fully disclosed in the Offering Circular; and
•	Except as otherwise exempted, the Company shall comply with Regulation M.

4. We note your disclosure on page 93 that members may elect to have distributions reinvested in the company. Please advise us of the exemption from registration that you intend to rely on for the reinvestment or additional purchase of units. Also, please revise your disclosure throughout to describe all the material terms of your distribution reinvestment plan, including to clarify the nature of the reinvestment, how investors can change their enrollment status and the price at which additional units will be issued and sold.

The Amended Offering Statement has been revised to state that members may elect to receive regular distributions or have such amounts credited towards such member's capital account.  This Company does not have a reinvestment program similar to those maintained by corporations.  Members may either receive regular distributions or elect to have those distributions remain in the Company as a credit to such member's capital account.

Part 1 – Notification

Item 3. Application of Rule 262

5. We note that you indicate that disclosure under Rule 262(d) is provided in Part II of your Offering Statement. We were unable to locate such disclosure. Please revise your Offering Statement to include such disclosure or tell us where the disclosure is located.

"Bad Actor" disclosure under Rule 262(d) is not provided in Part II of the offering statement as such disclosure is not applicable.  Item 3 of Part I has been amended to this extent.

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

6. We note that you intend to price this offering after qualification pursuant to Rule 253(b). We also note that you have included a public offering price of $10.00 per share. Please revise your disclosure or advise us as to why it is appropriate to rely on Rule 253(b) to price the offering after qualification.

The Company will not rely upon Rule 253(b).  Item 4 of Part I has been revised to this extent.

Item 6. Unregistered Securities Issued or Sold Within One Year

7. We note that you have authorized and issued 100 Class B Units to your Managing Member for no consideration. Please revise this section to include such issuance of securities or advise us as to why such revision is not required.

Item 6 of Part I has been revised to include the issuance of the 100 Class B Units to the Managing Member in connection with the organization of the Company for no consideration.

Part II – Offering Circular General

8. We note that you have elected to follow the disclosure format of Form S-11. Please provide the information required by Item 404 of Regulation S-K or advise.

The Amended Offering Statement has been revised to contain the disclosure required by Item 404 of Regulation S-K under the heading "Related Person Transactions."

Offering Circular Cover Page

9. We note your disclosure on page 2 that until you achieve the minimum offering amount and have your initial closing, proceeds for that closing will be kept in an escrow account or a subscriber's account at FOLIO Investments, Inc. We also note your disclosure in footnote 2 to the Offering Circular Cover Page and footnote 1 on page 44 that until the minimum threshold is met, investors' funds will be revocable and will remain at the investors' bank/financial institution. Please reconcile these apparent discrepancies or provide us with a detailed analysis as to why such reconciliation is not necessary.

The Amended Offering Circular has been revised to state that the proceeds for the closing will be held in escrow by the escrow agent or kept in a subscriber's account at FOLIO Investments, Inc until the minimum offering amount is achieved.

Offering Summary
Management Compensation, page 11

10. Please revise your presentation of compensation to your Managing Member and its affiliates to provide the tabular summary and information required by Item 4 of Industry Guide 5, including the stage of your offering the compensation relates to and estimated fees, profits and other benefits assuming the maximum amount is raised and assuming you utilize your target leverage. Please be as specific as possible when describing each fee or reimbursement and when describing what entity is receiving each fee or reimbursement. See also our Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

The compensation table has been revised.  Specifically, we have revised the Amended Offering Statement to state that all of the compensation which is payable to the Managing Member and/or Investment Manager will be paid in connection with the operation of the Company and its investment activities.  We have provided examples of these fees and how they will be paid to the extent possible.

Please note that no leverage will be employed.  Due to the fact that a portion of the fees related to the arrangement, purchase, servicing, management and disposition of the Company's assets, will vary based upon the amount of the loan or the value of the asset, it is not possible to disclose estimates of these amounts in dollar figures.  Such estimates are presented as a percentage of the loan or value of the asset.

11. We note your disclosure that your Managing Member will be reimbursed for organization and offering expenses that it pays directly. Please disclose the total amount of organization and offering costs that your Managing Member has incurred on your behalf to date.

We have revised the Amended Offering Circular to provide that the total amount of organization and offering costs that the Managing Member has incurred is approximately $105,000.

12. We note your disclosure that the Managing Member will make distributions to your members of an amount equal to an 8.00% return on their investment, payable each calendar month. We also note from Section 6.1 of your Limited Liability Operating Agreement it appears that the 8.00% preferred return will only be paid to the extent that you have net income. In addition, we note that you currently have no assets or operating history. Please remove such disclosure from the forepart of the offering circular and, if included elsewhere such as the Distribution section on page 92, please clearly disclose that the 8.00% preferred return will only be paid to the extent that you have net income. Please see Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

We have revised the Amended Offering Circular to state that the 8.00% preferred return will only be paid to the extent that the Company has net income available for distribution.

13. We note your disclosure on page 14 that your Managing Member has the right to redeem or force the sale of a member's interest in you. We also note your disclosure on page 99 that your Managing Member may compulsorily redeem up to 10% of the outstanding Class A Units during any calendar year for the purpose of stabilizing NAV. Please add risk factor disclosure describing these rights of your Managing Member.

We have added a risk factor describing the redemption rights of the Managing Member.

NAV Share Price Adjustments, page 15

14. We note your disclosure here that after December 31, 2016, the per Class A Unit purchase price will be adjusted monthly and will be based upon your NAV. We also note your disclosure on page 44 which states that after December 31, 2016, the price per Class A Unit will be adjusted every fiscal quarter and will be based on your NAV. Please revise your disclosure to reconcile this apparent discrepancy.

We have revised the Amended Offering Circular to provide that the NAV will be adjusted quarterly.

15. We note your disclosure that you will file with the SEC on a monthly basis an offering circular supplement disclosing the monthly determination of your NAV per Class A Unit that will be applicable for such month. We also note your disclosure that any subscriptions you receive prior to the end of a month will be executed at a price equal to your NAV per Class A Unit applicable to such month. Assuming a potential investor submits a subscription agreement to you prior to the end of the month, but you do not receive it until the beginning of the following month, please tell us how you intend to update investors if there has been a change in NAV after the time an investor submits a subscription agreement in this situation. Please also tell us how you determined that this is an appropriate pricing mechanism for a continuous offering since it does not appear as though the investor is provided with an opportunity to withdraw the subscription after notification of the new price.

The following disclosure has been added to the Amended Offering Circular:

Any subscriptions that we receive prior to the a quarter will be executed at a price equal to our NAV per Class A Unit applicable to such quarter. A subscription will not close until all capital contribution funds are received.  In the event of a change in the price after a subscription agreement is received but prior to the closing of such subscription, the subscriber(s) will receive updated pricing information and will have the opportunity to rescind their subscription based upon the updated pricing.

16. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Future updates to the Company's NAV will be made on Form 1-U substantially as set forth on Exhibit A to this response letter.

Risk Factors
Risks Related to Our Organization and Structure, page 39

17. We note your disclosure on page 94 that "[a]lthough our goal is to fund the payment of distributions solely from cash flow from operations, we may pay distributions from other sources, including the net proceeds of this offering...and we have no limit on the amounts we may pay from such other sources." Please add risk factor disclosure to specifically address the dilution to investors caused by distributions made to unitholders that are in excess of earnings.

Although the Company may make distributions in excess of cash, the Company will not make distributions in excess of earnings.  This contemplates the situation where the Company holds notes with interest which has accrued and recognized by the Company, but has not been paid or realized.  The Company anticipates creating reserves for funding distributions based upon earnings.  We have added an additional risk factor which specifically addresses this situation.

Plan of Operation
Liquidity and Capital Resources, page 46

18. Please discuss in greater detail your proposed financing strategy with respect to types of financing, such as, long or short term, secured or unsecured, fixed or floating, bank or securitizations, etc. Please also discuss whether you intend to employ a match funding strategy.

We do not anticipate employing leverage or debt.  Accordingly, we have revised our Amended Offering Statement to contain the following language:

"We currently have short term debt related to organizational expenses, but do not plan to employ leverage as part of our strategy.  Our Managing Member may, in the future, modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors."

Additional revisions have been made to make the entire Amended Offering Statement consistent with this modification.

Investment Objectives and Strategy, page 54

19. Please disclose the proportion of your assets which may be invested in each type of real estate loan or other debt instrument or in any single real estate loan or other debt instrument. Please see Instruction 1 to Item 13(b) of Form S-11.

The Amended Offering Statement has been revised to state that all of the loans will consist of first and second mortgages, none of which will be insured by the Federal Housing Administration or guaranteed by the Veterans Administration or otherwise guaranteed or insured.  Once the Company is sufficiently capitalized (at least $1,000,000 in investment invested capital), no more than 10% of the Fund's assets shall be invested into a single investment.

Management, page 72

20.  Please specifically disclose whether you will reimburse your Managing Member for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K or similar disclosure, please disclose the amount of fees paid to your Managing Member, break out the amounts paid pursuant to the management fee, the 20% profit share and any reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

The Fund does not intend to reimburse the Managing Member for the salaries and benefits to be paid to its named executive officers. Any payments made to executive officers will be made in the form of distributions based upon management fees and profit share received by the Managing Member.  The Amended Offering Statement has been revised to include this disclosure.

Prior Performance Summary, page 79

21. For each prior program, please indicate the approximate percentage of the overall data that represents activities of programs with investment objectives similar to yours. Please see Item 8.A.1 of Industry Guide 5.

The Amended Offering Statement has been revised to state that 100% of the data represented by these tables is based upon activities of programs with investment objectives which are similar to that of the Company.

22. Please include a discussion of any major adverse business developments or conditions experienced by any prior program that would be material to your investors. Please see Item 8.A.2 of Industry Guide 5.

The following disclosure has been added to the Amended Offering Statement:
The principals of the Managing Member and the Investment Manager have previously made investments similar to those planned for the Company.  Some of these projects have experienced adverse business developments, including schedule delays, cost overruns, sales prices lower than the appraised values, and foreclosure by first lenders.  Though the principals of the Managing Member and the Investment Manager have taken steps to mitigate these issues with regards to Company investments, there is no guarantee that these developments will not occur again.  If these adverse business developments were to occur, the effect could be reduced profitability or possibly even loss of principal.

23. Please advise us how you calculated the annualized returns for your prior programs.

The following language has been added to the Amended Offering Circular:

Methodology for calculating Investor Returns

We calculated the returns for Prior Programs using a Weighted Average Effective Annual Rate of Return approach which followed the following steps.
1.	Holding period returns for each of the loan in the portfolio were calculated using the following formula:
a.	(Accrued Interest Income* plus gain or minus loss on redemption**) / Total Loan Amount
* Accrued interest takes into account regular stream of income in each year depending upon the agreed interest rate at issuance of the loan. Accrued interest is based on following formula:

(Amount funded X Annual Interest Rate X Days Loan Outstanding In That Year ***) / 360

** Since some our real estate mortgage loans also require the borrower to share a portion of profits with the servicing manager at the time of selling the property, we have calculated a redemption gain / loss at the maturity of the loan. Redemption gain or loss takes into account the difference between the accrued interest amount and actual payments made by borrower. Redemption gain / loss also captures any bad debts and portion of profits from sale of the property.
*** Days Loan Outstanding, is based on the difference between the loan origination date and loan redemption date if the loan was originated and closed out in the same year. For loans which were originated in a previous year and closed in the year of calculations the loan days are based on the difference between year start date and close out date. For the loans which are originated prior to the start of calculations year while redeemed after the calculations year the loan days are equal to 360.

We believe that this methodology presents a better measure in terms of transparency of reporting. Applying the prudence concept methodology, any unrealized profits from sales of property are not recognized unless they are actually received in cash and are realized.

2.	Each Holding Period Return (HPR) is then annualized using Effective Annual Rate (EAR) Formula:
EAR = (1+HPR)^(360/ Days Loan Outstanding In That Year)
Each EAR is weighted based on the weight of the loan in the complete loan portfolio. Weights are based on original loan amount issued to each borrower.
Sum of the weighted average individual EARs constitutes the total Weighted Average Effective Annual Rate for the portfolio.

Ownership of Principal Members, page 87

24. With respect to your Class B Units, please provide the name(s) of the natural persons with voting or dispositive control over the company's securities. See Instruction 2 to Item 403 of Regulation S-K.

The only units which have been issued are the Class B Units, as set forth on the Schedule on page 87, all of the Class B Units are owned beneficially owned by Thomas Braegelmann (20%), Charles Tralka (20%), Matthew Sullivan (20%), Mark Read (20%) and Jordan Goodman (20%).

Conflicts of Interest
Purchase, Sale and/or Hypothecation of Loans, page 89
Receipt of Fees and Other Compensation by our Managing Member and its Affiliates, page 90

25.  To the extent that any of these conflicts of interests are applicable to the Investment Manager, please include additional disclosure describing them.

We have revised this disclosure in the Amended Offering Statement to include references to the Investment Manager as requested.

Description of Our Class A Units Distributions, page 92

26.  Please provide an affirmative statement in your disclosure as to whether you intend to pay distributions in excess of earnings and cash flow from operations.

The following disclosure regarding distributions has been added to the Amended Offering Statement:

"Distributions may be made in excess of cash flow, but shall not be in excess of earnings.  Since income is based upon the accrual method, there may situations where the Company makes distributions from its loan loss reserve account in the amount of accrued but unrealized interest income.  Loan loss reserves shall be established between one and five percent (1-5%)."

Plan of Distribution, page 112

27. Please disclose here the tabular information required by Item 508(e) of Regulation S-K.
The tabular information required by Item 508(e) of Regulation S-K has been provided as part of the Plan of Distribution.

Investment Procedures Folio Procedures, page 113

28. We note your disclosure regarding the SEC no-action letter issued to Folio in July 2015. We also note that the description of the procedures for investing through Folio appear to be inconsistent with the facts of that no-action letter. Please revise this discussion so that the description of how the funds will be handled by Folio is consistent with the discussion in the SEC no-action letter issued to Folio in July 2015 or provide us with a detailed analysis as to why such revisions are not necessary.

This section has been revised so that the discussion of how the funds are handled by Folio is consistent with the July 2015 SEC no-action letter and the January 2015 SEC no-action letter.

Part III – Exhibits

29. Please file your escrow agreement as an exhibit to your Offering Statement. Please see Item 17(8) of Part III of Form 1-A. When known, please also name your escrow agent in your Offering Circular.

With regards to investors who are registered with Folio, the Company will use the Folio platform as its "closing agent" with an escrow-less closing process which is an alternative closing process to escrow that is Rule 15c2-4 compliant under an SEC no action letter for Folio (Attached as Exhibit 15.2). A copy of the Folio agreement is attached as Exhibit 8.2.

Investments by Investors who are not on the Folio platform shall be held in escrow by Provident Trust.  A copy of the escrow agreement is attached as Exhibit 8.1.

30. We note that in Item 4 of Part I you state that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit to your offering statement. Please see Item 17(13) of Part III of Form 1-A.

Copies of solicitation materials which have been used are attached as Exhibits 13.1 and 13.2 to the Amended Offering Statement.

Signatures

31. In your next amendment, in addition to signing on behalf of the company, please also separately include the signatures of your Managing Member's principal executive officer, principal financial officer and controller or principal accounting officer in their capacities as such.
The additional signatures have been provided as requested
Exhibit 4

32. We note Section 2(i) of your subscription agreement, in which the subscriber represents that it "has received and read a copy of the Company's Form 1A and Offering Circular (the "Circular") and understands the risks and expenses of an investment in, the Company. The Subscriber acknowledges that it has reviewed and understands the "Conflicts of Interest" section...." Please provide us with your analysis of how these representations are consistent with Section 14 of the Securities Act. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

In accordance with Securities Offering Reform Release No. 3308591 (2005) the Subscription Agreement filed as Exhibit 4 has been revised to remove any representations that the subscriber has read the Company's Form 1A and the Offering Circular and understands the risks and expenses of an investment in the Company.

Exhibit 11

33. Please have your auditor amend the consent to acknowledge the reference to them under the caption "Experts" on page 119 of the Offering Statement. Reference is made to Section 11 in Item 17 of Form 1-A.

The auditor's consent contained in Exhibit 11 has been revised to acknowledge the reference to them under the caption "Expert".

34. We note that your auditor's consent refers to the Company's statement of changes in members' equity and cash flows for the period from June 15, 2016 (inception) through June 30, 2016. However, we could not locate these financial statements in the Offering Statement. Please tell us how you have complied with the requirements under Article 8 of Regulation S-X and Section F/S of Form 1-A.

The Financial Statements have been revised and now contain the Company's statement of changes in member's equity and cash flows.

Exhibit 12.1

35. We note that you are a Delaware limited liability company. We also note that the legality opinion appears to be limited to the Federal laws of the United States of America and the General Corporation Law of the State of Delaware. Please provide an analysis as to why limiting the opinion to the Federal laws of the United States of America and the General Corporation Law of the State of Delaware is appropriate in light of these facts. Please see Staff Legal Bulletin No. 19. Please also provide a consent to the reference of Carman Lehnhof Israelsen, LLP under the caption "Legal Matters."

Exhibit 12. 1 has been revised to state that the opinion is limited to Delaware General Corporation Law and excludes Federal laws and any state blue sky securities law matters.  The amended Exhibit 12. 1 has been filed in connection with the Amended Offering Statement.

Exhibit 15

36. Please include your prior performance tables as part of the Offering Circular.

The prior performance tables have been added as part of the Amended Offering Circular.

37. We note that you did not provide Table II. We generally do not object if a registrant omits the information called for in Table II, as long as certain compensation information is provided in Table IV. However, we also note that you did not provide the information required by Table IV. Please advise. Please see our Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

Table IV has been revised to include the required compensation information.

38. In Table III, we note that you have included the operating results of certain prior programs that have had offerings close during the most recent three-year periods. Please revise your disclosure to include any relevant prior programs that have closed in the most recent five years. We also note that Table III does not include cash flow from operations data and distribution data per $1,000 invested. Please advise us as to why you have omitted this information or include it in your next amendment. Please see our Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

Table III has been revised to include prior programs that have closed in the most recent five years as well as the cash flow from operations data and distribution data per $1,000 invested.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.

Exhibit A

[SAMPLE OF NAV REPORT FOUND IN FORM 1-U]

Item 9. Other Events

Net Asset Value as of March 31, 2017

As of March 31, 2017, our NAV per Class A Unit is $____. This NAV per Class A Unit shall be effective until June 30, 2017, unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common units:

BALANCE SHEETS (UNAUDITED)

(In thousands, except unit and per unit amounts)	March 31, 2017		December 31, 2016
ASSETS
Cash and cash equivalents	$		$
Current interest receivable
Real estate debt investments and accrued interest, at fair value
Total Assets	$		$

LIABILITIES
Accounts payable	$		$
Distributions payable [1]
Due to related party
Settling subscriptions
Total Liabilities	$		$

NET ASSETS CONSIST OF:
Secured Real Estate Income Fund II, LLC Members' Equity:
Class A Units; unlimited units authorized; _____  and ______ units issued and outstanding, net of accumulated amortization of deferred offering costs, on March 31, 2017 and December 31, 2016 , respectively
	$		$
Retained earnings
Net adjustments to fair value
NET ASSETS	$		$
NET ASSET VALUE PER UNIT, on _____and ______ units issued and outstanding for the periods ended March 31, 2017 and December 31, 2016 , respectively [2]		$9.92		$9.91

[1] This amount does not include accrual for distributions payable that were declared before March 31, 2017 that relate to the second quarter of 2017 or distributions payable that were declared before December 31, 2016 that relate to the first quarter of 2017, respectively.
[2] The total Class A Units issued and outstanding used in the computation of net asset value per unit is the amount of units immediately prior to redemptions that are processed and effective on March 31, 2017 and December 31, 2016, respectively, as the NAV per units price is used to determine the redemption price in certain cases under our redemption plan.

As described in the section titled "Valuation Policies" of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our units on a quarterly basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per Class A Unit may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per unit may not reflect the precise amount that might be paid for your units in a market transaction, and any potential disparity in our NAV per unit may be in favor of either members who redeem their units, or members who buy new units, or existing members. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per unit to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC's EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common unit using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees. In addition, for our March 31, 2017 and December 31, 2016 NAV calculation, our internal accountants engaged an independent third-party to prepare a valuation review report to be used in conjunction with determining our NAV per common unit. There can be no assurance that our internal accountants will engage such independent party in connection with future calculations of our NAV per common unit.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current quarter where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per unit purchase price of our Class A Units will continue to be $10 per unit, as the per unit purchase price shall be the greater of the then-current NAV per common unit or $10. This price per unit shall be effective until the next announcement of price per unit by the Company, which is expected to happen within a commercially reasonable time after June 30, 2017, unless updated by us prior to that time.